     As filed with the Securities and Exchange Commission on April 16, 1997

                                                    Registration NO. 333-
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                      MANUFACTURED HOME COMMUNITIES, INC.
             (Exact name of Registrant as specified in its charter)

                    Maryland                              36-3857664
         (State or other jurisdiction                   (I.R.S. Employer
              of Incorporation)                        Identification No.)

                      Two North Riverside Plaza, Suite 800
                            Chicago, Illinois  60606
                                 (312) 474-1122
 (Address, including zip code, and telephone number, including area code, of principal executive offices)

                                David A. Helfand
                     President and Chief Executive Officer
                      Manufactured Home Communities, Inc.
                      Two North Riverside Plaza, Suite 800
                            Chicago, Illinois  60606
                                 (312) 474-1122
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                           Ruth Pinkham Haring, Esq.
                         Rosenberg & Liebentritt, P.C.
                     Two North Riverside Plaza, Suite 1515
                            Chicago, Illinois 60606

                             Ellen Kelleher,  Esq.
                  Executive Vice President and General Counsel
                      Manufactured Home Communities, Inc.
                      Two North Riverside Plaza, Suite 800
                            Chicago, Illinois  60606

     Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement and from time to time as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./ /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box./X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box./ /

                        CALCULATION OF REGISTRATION FEE

                                                                     Proposed maximum
      Title of stock              Amount        Proposed maximum     aggregate offer         Amount of
     to be registered        to be registered  price per share(1)       price(1)          registration fee
----------------------------------------------------------------------------------------------------------
Common Stock $.01 par value      491,117              $21.57           $10,593,393.69          $3,215
----------------------------------------------------------------------------------------------------------


                                                         (footnote on next page)
================================================================================

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(Footnote from previous page)

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low reported sales prices on the New York Stock Exchange on April 15, 1997.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                             Subject to Completion
                  Preliminary Prospectus dated April 16, 1997
PROSPECTUS

                                 491,117 SHARES
                      MANUFACTURED HOME COMMUNITIES, INC.
                                  COMMON STOCK

     This Prospectus relates to the offer and sale from time to time by the holders thereof of up to (i) 221,117 shares of common stock, $.01 par value per share ("Common Stock"), that may be issued by Manufactured Home Communities, Inc., a Maryland corporation (the "Company"), to holders (the "OP Unitholders") of up to 221,117 units of limited partnership interest ("OP Units") in MHC Operating Limited Partnership, an Illinois limited partnership (the "Operating Partnership"), of which the Company is the sole general partner and owns a controlling interest, if and to the extent that the OP Unitholders exchange such OP Units for shares of Common Stock, and (ii) 270,000 shares of Common Stock (the "Officer Stock") held by certain officers of the Company or its affiliates. The Company is registering for resale by such holders the shares of Common Stock that may be issued to the OP Unitholders and the shares of Officer Stock (collectively, the "Shares") as required under the terms of certain registration rights and subscription agreements between the Company and the holders of securities exchangeable for the Shares, as the case may be (the "Selling Stockholders"). The registration of the Shares does not necessarily mean that any of the Shares will be offered for sale or sold by the Selling Stockholders.

     The aforesaid 221,117 OP Units were issued to the OP Unitholders in a private acquisition transaction in 1994. The Officer Stock was issued in private transactions in 1996.

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "MHC". To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT") under the Federal tax laws, ownership by any person is limited to 5% of the lesser of the number or value of the Company's outstanding shares of Common Stock, with certain exceptions. See "Description of Common Stock -- Restrictions on Transfer."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE COMMON STOCK.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

          THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The Selling Stockholders from time to time may offer for sale and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in the section of this Prospectus entitled "Plan of Distribution" or in an accompanying Prospectus Supplement. Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents or broker-dealers.

     The Company will not receive any of the proceeds from the sale of any Shares by the Selling Stockholders, but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws.

     The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                THE DATE OF THIS PROSPECTUS IS __________, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission maintains a web site that contains reports, proxy information and statements, and other information regarding registrants that file electronically with the Commission. The web site address is http://www.sec.gov. The Company files electronically. The Common Stock of the Company is listed on the NYSE and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Shares. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information concerning the Company and the Shares, reference is made to the Registration Statement and the exhibits filed therewith, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below filed by the Company with the Commission (File No. 1-11718) are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 11, 1997;

     b. The Company's definitive proxy statement dated March 28, 1997 relating to the annual meeting of stockholders to be held on May 13, 1997;

     c. The Company's Current Reports on Form 8-K dated March 14, 1997, filed March 25, 1997 and dated March 27, 1997, filed April 3, 1997;

     d. The Company's Articles of Amendment and Restatement and Bylaws, filed as exhibits to the Company's Registration Statement on Form S-11, File No. 33-67750, dated August 20, 1993; and

     e. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A/A filed on February 22, 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any applicable Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents unless such exhibits are specifically incorporated by reference in such document) will be provided without charge to each person, including any stockholder, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Manufactured Home Communities, Inc., Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number: (312) 474-1122).

                                  THE COMPANY

     The following summary is qualified in its entirety by the more detailed descriptions and the financial information and statements, and the notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. As used herein, the term "Company" includes Manufactured Home Communities, Inc. and those entities owned or controlled by Manufactured Home Communities, Inc. (collectively, the "Subsidiaries"), unless the context indicates otherwise.

GENERAL

     The Company is a self-administered and self-managed equity REIT which was formed to continue the property operations, business objectives and acquisition strategies of Mobile Home Communities, Inc. ("MH Inc.") and certain affiliated entities. MH Inc. and its predecessors had owned and operated manufactured home community properties since 1969. As of March 31, 1997, the Company controlled a portfolio of 71 manufactured home communities (the "Properties") located in 19 states throughout the United States containing approximately 27,968 residential sites. The Company believes that it will continue to qualify as a REIT for Federal income tax purposes, and does not engage or pay a REIT advisor.

     A manufactured home community is designed and improved with sites for the placement of manufactured homes and related infrastructure and amenities. Manufactured homes are detached, single-family homes that are built off-site by manufacturers and installed on sites within each community. The owner of each home in the Properties leases the site on which the home is located. Modern manufactured home communities are similar to typical residential subdivisions containing centralized entrances, paved streets, curbs, gutters and parkways. In addition, these communities often provide a clubhouse for social activities, recreation and other amenities, which may include swimming pools, shuffleboard courts, tennis courts, laundry facilities and cable television service.

     From the initial public offering of 10,120,000 shares of Common Stock in March, 1993 (the "IPO") through March 31, 1997, the Company acquired 35 of the Properties (the "Acquired Properties") containing approximately 17,120 sites for an aggregate purchase price of approximately $435 million. In addition, in connection with the acquisition of 13 of the Acquired Properties, the Company issued an additional 437,236 OP Units in the Operating Partnership to the sellers. Since the IPO, the Company has sold five properties for an aggregate sales price of approximately $9.5 million.

     The Company was formed as a Maryland corporation on December 4, 1992. The Company's executive offices are located at Two North Riverside Plaza, Suite 800, Chicago, Illinois 60606 and its telephone number is (312) 474-1122. The Company has regional management offices in Denver, Colorado; Clearwater, Florida; Baltimore, Maryland; and Phoenix, Arizona.

THE OPERATING SUBSIDIARIES OF THE COMPANY AND INVESTMENT IN AFFILIATES

     The operations of the Company are conducted through its Subsidiaries, so that, among other things, the Company is able to comply with certain requirements under the Federal tax laws relating to the assets and income that a REIT may hold or earn. In this regard, the Company has established (i) the Operating Partnership, which benefited those entities (the "Original Owners") that contributed 41 Properties to the Company in exchange for OP Units in connection with the IPO by allowing them to partially defer certain tax consequences, and which structure allows the Company to acquire additional manufactured home community properties in transactions that may defer some or all of the sellers' tax consequences; (ii) MHC Management Limited Partnership and MHC-DAG Management Limited Partnership (collectively, the "Management Partnerships"), which were formed to manage the Properties; (iii) MHC Financing Limited Partnership ("MHC Financing Partnership"), which allowed the Company to borrow $100 million in mortgage indebtedness on a more favorable basis utilizing a securitized financing structure as opposed to utilizing other real estate financing structures; and (iv) two other limited partnerships formed to enable the Company to obtain certain other mortgage financing (together with MHC Financing Partnership, the "Financing Partnerships").

Substantially all of the Company's assets are owned directly by or through the Operating Partnership, in which the Company has an approximately 90% interest and is the sole general partner.

     The Company controls the management of all of the Properties, and believes that holders of Common Stock have substantially the same economic benefits that direct ownership, operation and management of the Properties by the Company would provide. In addition, the Company is entitled to 95% of all dividends and distributions from (i) Realty Systems, Inc. ("RSI"), and (ii) LP Management Corp. and DeAnza Group, Inc. (collectively, the "Management Corporations").
RSI provides sales, brokerage, leasing and construction services to the Company. The Management Corporations are limited partners in the Management Partnerships. Approximately 5% of the dividends and distributions, if any, produced from RSI and the Management Corporations will be distributed to affiliates of Mr. Samuel Zell, the Chairman of the Board of the Company.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the matters described below prior to making an investment decision regarding the Shares offered hereby.

ADVERSE CONSEQUENCES OF DEBT FINANCING

     General Risks. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash from operating activities will be insufficient to meet required payments of principal and interest, the risk that the Company will not be able to refinance existing indebtedness or that the terms of such refinancing will not be as favorable as the terms of such indebtedness and the risk that the Company will not be able to finance necessary capital expenditures for such purposes as renovations and other improvements on favorable terms or at all. If a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the Property could be transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     Defaults under the Mortgage Debt. Concurrently with the IPO, MHC Financing Partnership borrowed $100 million mortgage indebtedness (the "Mortgage Debt") from a limited purpose trust (the "Lender"), which issued mortgage pass-through certificates to an institutional investor. The payment and other obligations under the Mortgage Debt are secured by a first mortgage lien on 32 of the Properties. If the Company fails to meet its obligations under the Mortgage Debt, the Lender would be entitled to foreclose on the 32 Properties securing such Mortgage Debt, which could have a material adverse effect on the Company and its ability to make expected distributions and could threaten the continued viability of the Company.

     Risk of Rising Interest Rates. The Mortgage Debt bears a floating interest rate of the London Interbank Offered Rate ("LIBOR") plus 1.05% per annum. In October 1996, the Company entered into an interest rate swap agreement relating to the Mortgage Debt which effectively fixes the Company's interest expense on the Mortgage Debt at a rate of 6.6% during the remainder of the loan term.

POSSIBLE CONFLICTS OF INTEREST

     Failure to Enforce Terms of Contributions. The terms of the contribution of the 41 Properties by the Original Owners, and the contribution by Equity Financial and Management Corp. ("EF&M"), an entity controlled by Mr. Zell, of the preferred stock of the Management Corporations, the preferred stock of RSI, the former leasing and brokerage subsidiary of MH Inc., and a note receivable from RSI (the "RSI Note") to the Operating Partnership in exchange for OP Units at the time of the IPO were not determined through arms-length negotiation. As of January 1, 1994, each of the Original Owners distributed its OP Units to its respective partners. All of such partners who were entities affiliated with Mr. Zell, together with EF&M, contributed their OP Units to a limited partnership controlled by Mr. Zell (the "Zell Partnership"). The remaining partners of the Original Owners were individuals (the "Executives" and, together with the Zell Partnership, the "New Original Owners") who now hold the OP Units originally held by the Original Owners. Mr. Zell indirectly controls and has a substantial economic interest in the Zell Partnership. Consequently, Mr. Zell has a conflict of interest with respect to his obligations as an officer and director of the Company to enforce the terms of the agreements relating to such contributions to the Operating Partnership. The failure to enforce the material terms of these agreements, particularly the indemnification provisions and the remedy provisions for breaches of representations and warranties, could result in a monetary loss to the Company.

     Failure to Enforce Terms of Management Contracts. Through its ownership of all of the common stock of the Management Corporations, EF&M has an approximate 5% indirect interest in the Management Partnerships of which the Operating Partnership is the sole general partner. The Management Partnerships have entered into management contracts with the Operating Partnership and each of the limited partnerships formed to own the beneficial interest in certain of the Properties that are encumbered by mortgage indebtedness with respect to each of the Properties. Such management contracts were not negotiated on an arms-length basis. Mr. Zell has a conflict with respect to his obligations as an officer and director of the Company, which through the Operating Partnership controls the Management Partnerships as sole general partner, to enforce the terms of the management contracts. The failure to enforce the material terms of these management contracts could have an adverse effect on the Company. The Operating Partnership is entitled to approximately 95% of the income of the Management Partnerships.

     Failure to Enforce Terms of RSI Agreements. The Management Partnerships have entered into services agreements with RSI whereby RSI provides sales, leasing, brokerage and construction services to the Properties and the Operating Partnership provides the RSI Note, an $18 million revolving credit line to RSI for inventory financing, approximately $3.8 million of which is currently outstanding. RSI recently entered into a financing with a third party and the Operating Partnership has converted certain amounts it is owed under the RSI Note to additional preferred stock of RSI, the result of which is a reduction in the principal amount outstanding under the RSI Note. These arrangements, and the agreements documenting such arrangements, were not negotiated on an arms-length basis. Certain persons with significant business relationships with Mr. Zell control the board of directors, management and operating policies of RSI. The failure to enforce the terms of the RSI Note would result in a reduction of income to the Company and the failure to enforce the RSI services agreements could result in a disruption of services to the Properties. RSI's certificate of incorporation provides that RSI must distribute quarterly all of its net operating cash flow as distributions, 95% of which will be distributed to the Operating Partnership as holder of all of the preferred stock of RSI. RSI's certificate of incorporation further provides that no changes to such policy may be made without the consent of the Operating Partnership, as the holder of preferred stock. Since RSI is an operating company and not a passive entity, the Company's investment in RSI is subject to the risk that the persons controlling RSI might have economic or business interests or goals which are inconsistent with the business interests or goals of the Company, and that such persons could act in a manner so as to adversely affect the Company's investment in RSI.

     Competitive Real Estate Activities of Certain Officer and Directors. Mr. Zell and Mr. Randall K. Rowe, a former officer and director of the Company have agreed for the period they are directors or officers of the Company and for one year thereafter not to engage in the manufactured home community business in competition with the Company. However, each currently invests in, operates, manages and finances other forms of housing, including multi-family residential and single-family housing, and may continue to do so in the future, which may be competitive with manufactured home community properties owned by the Company.

     Competition from Properties Controlled by EF&M or Mr. Zell. Entities affiliated with or controlled by EF&M or Mr. Zell hold equity interests in residential properties other than manufactured home communities that were not contributed to the Company because such interests are inconsistent with the Company's investment objective of focusing exclusively on manufactured home communities. Some of these properties are located in the same geographical areas as the Properties and compete with the Properties. Prospective tenants of sites at the Properties may determine to rent space in such properties controlled by EF&M and Mr. Zell. Although officers and directors of the Company are restricted by law with respect to decisions that affect competition with the Company, there can be no assurance that these legal restraints will be effective to prevent decisions by officers and directors of the Company that do not fully represent the interests of stockholders of the Company rather than EF&M and Mr. Zell and their affiliates. In addition, the directors and officers of the Company who will remain directors or officers of EF&M may have conflicts of interest in allocating their time between the activities of the Company and the activities of EF&M and its subsidiaries.

     Tax Consequences Upon Sale of Properties. Prior to the exchange of OP Units for Common Stock, the New Original Owners will suffer different and more adverse tax consequences than the Company upon the sale of any of the Initial Properties and, therefore, the New Original Owners and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate pricing and timing of any sale of the Initial Properties. Consequently, the New Original Owners may influence the Company not to sell an Initial Property even though such sale might otherwise be financially advantageous to the Company. See "Federal Income Tax Considerations -- Tax Aspects of the Company's Investments in Partnerships -- Tax Allocations with Respect to the Properties." During 1994 and 1995, the Operating Partnership sold four of the Initial Properties (Midwest, Ferrelwoods, Coachlight and Catalina).

     Role of Legal Counsel. Rosenberg & Liebentritt, P.C. provides representation to the Company and each of the Subsidiaries. At times, the interests of the Company may not be identical to the interests of the Subsidiaries. In addition, Rosenberg & Liebentritt, P.C. has in the past represented Mr. Zell, the New Original Owners and their respective affiliates and will continue to represent Mr. Zell, the New Original Owners, and their respective affiliates. Officers and associates of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding shares of Common Stock, either directly or upon the exercise of options.

     Agreements with Affiliates of Mr. Zell. The Company occupies office space leased from Equity Office Properties, Inc., an entity controlled by Mr. Zell, at Two North Riverside Plaza, Chicago, Illinois. Pursuant to an administrative services agreement, Equity Group Investments, Inc. ("EGI"), an entity controlled by Mr. Zell, provides the Company and each of the Subsidiaries with certain administrative and office facility services and other services with respect to certain aspects of the Company's business, including, but not limited to, financial and accounting services, tax services, investor relations, corporate secretarial, computer and support services. In addition, RSI has entered into an administrative services agreement with EGI for certain administrative, financial and accounting services, tax services, computer and support services. Neither of these administrative service agreements with EGI was negotiated at arms-length and, as a result, the fees paid under these agreements may exceed the fees that would be paid pursuant to an agreement with an unaffiliated party. The Company believes, however, that such agreements are on terms no less favorable than could be obtained with unaffiliated parties.

CONTROL AND INFLUENCE BY DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT STOCKHOLDERS

     The Zell Partnership, certain officers of the Company and other entities controlled by Mr. Zell own in the aggregate approximately 10.5% of the Common Stock (assuming that all of the OP Units are exchanged for shares of Common Stock), and the General Motors Hourly-Rate Employes Pension Trust and the General Motors Salaried Employes Trust (collectively, the "GM Trusts") own approximately 9.1% of the Common Stock (assuming that all of the OP Units are exchanged for shares of Common Stock). Accordingly, such persons (assuming conversion of their OP Units, if applicable) may have substantial influence on the Company, which influence might not be consistent with the interests of other stockholders, and on the outcome of any matters submitted to the Company's stockholders for approval. In addition, although there is no current agreement, understanding or arrangement for these stockholders to act together on any matter, these stockholders would be in a position to exercise significant influence over the affairs of the Company if they were to act together in the future.

POTENTIAL ENVIRONMENTAL LIABILITY AFFECTING THE COMPANY

     Under various Federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such real estate. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to remediate properly such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real property, the Company or its Subsidiaries, as the case may be, may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

     The Properties generally have been subjected to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. These environmental audits have not revealed, nor is the Company aware of, any significant environmental liability that the Company believes would have a material adverse effect on the Company's business, results of operations, financial condition or liquidity.

     No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material adverse environmental condition not known to the Company, or that a material adverse environmental condition does not otherwise exist as to any one or more Properties.

REAL ESTATE INVESTMENT CONSIDERATIONS

     Income from real property investments, and the Company's resulting ability to make expected distributions to stockholders, may be adversely affected by the general economic climate, local conditions such as oversupply of manufactured home sites or a reduction in demand for manufactured home sites in the area, the attractiveness of the Properties to tenants, zoning or other regulatory restrictions, changes in laws, competition from other available manufactured home communities and alternative forms of housing (such as apartment buildings and site-built single-family homes), the ability of the Company to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes). The Company's income would also be adversely affected if tenants were unable to pay rent or if the Company were unable to rent sites on favorable terms. If the Company were unable to promptly relet or renew the leases for a significant number of sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then the Company's funds from operations and ability to make expected distributions to stockholders may be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

OWNERSHIP LIMIT AND LIMITS ON CHANGES IN CONTROL

     5% Ownership Limit; Inapplicability to Zell and Lurie Interests, EF&M and the GM Trusts. In order to maintain the Company's qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% of the value of the outstanding shares of the capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Certain beneficial owners (i.e., beneficiaries of trusts established for the benefit of Mr. Zell and his family and for the family of Mr. Robert Lurie, a deceased partner of Mr. Zell) of the New Original Owners (through their potential rights of ownership in Common Stock) together constitute two individuals for purposes of this test and, after giving effect to this offering, will be deemed to own approximately 10% of the value of the outstanding stock of the Company. Due to such concentration of ownership of the Company, ownership of more than 5% of the number or value of the outstanding stock of the Company by any single stockholder has been restricted, with certain exceptions, for the purpose of maintaining the Company's qualification as a REIT under the Code. Such restrictions in the Company's Articles of Amendment and Restatement (the "Charter") do not apply to the ownership of the 2,071,198 shares acquired by the GM Trusts simultaneously with the IPO or the 2,279,812 shares issuable to the New Original Owners upon the exchange of their OP Units. Additionally, the Company's Charter allows certain transfers of such shares without the transferees being subject to the 5% ownership limit, provided such transfers do not result in increased concentration in the ownership of the Company. The Company's Board of Directors, upon receipt of a ruling from the Internal Revenue Service (the "Service"), an opinion of counsel or other evidence satisfactory to the Board of Directors and upon such other conditions as the Board of Directors may direct, may also exempt a proposed transferee from these restrictions. See "Description of Common Stock -- Restrictions on Transfer."

     The 5% ownership limit, as well as the ability of the Company to issue additional shares of Common Stock or shares of other stock (which may have rights and preferences senior to the Common Stock), may delay, defer or prevent a change in control of the Company and may also (i) deter tender offers for the Common Stock, which offers may be advantageous to stockholders, and (ii) limit the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock in excess of 5% of the outstanding shares of the Company or otherwise effect a change in control of the Company.

     Staggered Board. The Board of Directors of the Company has been divided into three classes of directors. The terms of the current classes will expire in 1997, 1998 and 1999, respectively. As the term of each class expires, the directors in each class will be elected for a three-year term and the directors in the other two classes will continue in office. The staggered terms for directors may delay, defer or prevent a change in control of the Company even if a change in control were in the stockholders' interest.

POTENTIAL ADVERSE TAX CONSEQUENCES AFFECTING STOCKHOLDERS

     Taxation as a Corporation. The Company believes that it has qualified and will continue to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1993. However, no assurance can be given that the Company was organized or will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involve the determination of various factual matters and circumstances not entirely within the Company's control.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to Federal income tax (including any applicable minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would reduce the net earnings of the Company available for investment, or distribution to stockholders, because of the additional tax liability to the Company for the years involved. In addition, the Company would no longer be required to make distributions to stockholders. See "Federal Income Tax Considerations."

     Other Tax Liabilities. Even if the Company qualifies as a REIT, it will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax Considerations -- Taxation of the Company -- General" and "Federal Income Tax Considerations -- Other Tax Considerations -- State and Local Taxes." In addition, the Company's management operations, which are conducted through the Management Partnerships and the activities of RSI, generally will be subject to Federal income tax at regular corporate rates. See "Federal Income Tax Considerations -- Other Tax Considerations -- The Management Corporations and RSI."

EFFECT ON PRICE OF SHARES AVAILABLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for shares of Common Stock. Up to 4,955,370 shares of Common Stock may be sold in the future by certain holders of shares of Common Stock and OP Units (exchangeable for shares of Common Stock) that are currently covered by an effective shelf registration statement. Up to 491,117 shares of Common Stock may be issued in the future by the Company to the Selling Stockholders. In addition, 1,000,000 shares of Common Stock have been reserved for issuance pursuant to the Company's stock option plan. All such shares may be sold pursuant to registration rights or available exemptions from registration. No prediction can be made regarding the effect that future sales of shares of Common Stock will have on the market prices of shares.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that may influence the market price of the Common Stock is annual distributions per share. An increase in market interest rates may lead purchasers of shares of Common Stock to demand a higher return on their investment, which could adversely affect the market price of the Common Stock.

CHANGES IN INVESTMENT AND FINANCING POLICIES AFFECTING THE COMPANY

     The investment and financing policies of the Company, and its policies with respect to certain other activities, including its growth, debt, capitalization, distributions, REIT status and operating policies, are determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised from time to time at the discretion of the Board of Directors without notice to or a vote of the stockholders of the Company. Accordingly, stockholders have no control over changes in policies of the Company and changes in the Company's policies may not fully serve the interests of all stockholders.

     No Limitation on Debt. The Company currently has a policy of maintaining a ratio of debt-to-total market capitalization (i.e., total debt of the Company as a percentage of the market value of issued and outstanding shares of Common Stock and OP Units plus total debt) of approximately 50% or less, but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness that the Company might incur.
Accordingly, the Board of Directors could alter or eliminate the current limitation on borrowing. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service, which could adversely affect the Company's funds from operations and its ability to make expected distributions to stockholders, and result in an increased risk of default on its obligations.

     The Company has established its debt policy relative to the total market capitalization of the Company rather than relative to the book value of its assets, a ratio that is frequently employed. The Company has used market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated historic cost of real property, the Company's primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than market capitalization in making decisions regarding the incurrence of debt (such as the purchase price of properties to be acquired with debt financing, the estimated market value of properties upon refinancing, and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of debt-to-total market capitalization (or to any other measure of asset value) will be consistent with the expected level of distributions to stockholders.

                          DESCRIPTION OF COMMON STOCK

     The summary of the terms of the Common Stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and the bylaws (the "Bylaws") of the Company, which are incorporated by reference into this Registration Statement.

GENERAL

     The Charter provides that the Company may issue up to 60,000,000 shares of stock, consisting of 50,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. Assuming the exchange of all of the OP Units currently outstanding for Common Stock, 27,721,833 shares of Common Stock would be issued (or reserved for issuance upon exchange of OP Units) and outstanding and no shares of preferred stock would be issued and outstanding. Under Maryland law, no stockholder of the Company will be liable for any debt or obligation of the Company solely as a result of such stockholder's status as a stockholder of the Company.

COMMON STOCK

     All shares of Common Stock offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of stock and to the provisions of the Charter regarding Excess Stock (as defined below), holders of shares of Common Stock are entitled to receive distributions on such stock if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company currently pays regular quarterly distributions.

     Subject to the provisions of the Charter regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares, if any, will not be able to elect any directors.

     Holders of shares of Common Stock have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company.

     Subject to the provisions of the Charter regarding Excess Stock, shares of a particular class of issued Common Stock will have equal dividend, distribution, liquidation and other rights, and have no preference, exchange or appraisal rights.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Charter does not provide for a lesser percentage in such situations.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Code, shares of Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year of its existence) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the issued and outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Certain beneficial owners of the New Original Owners (i.e., trusts established for the benefit of Mr. Zell and his family and for the family of Mr. Lurie) constitute two individuals for purposes of this test and, under the Service's rules applicable to determining percentages of ownership, are deemed to own approximately 10% of the value of the outstanding shares of Common Stock.

     Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the "Ownership Limit") of the number or value of the issued and outstanding shares of stock of the Company. The Board of Directors, upon receipt of a ruling from the Service, an opinion of counsel or other evidence satisfactory to the Board of Directors and upon such other conditions as the Board of Directors may direct, may exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares of stock in excess of the Ownership Limit. The Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of shares of Common Stock that would (i) create a direct or indirect ownership of stock in excess of the Ownership Limit, (ii) result in the stock being owned by fewer than 100 persons, or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code will be null and void, and the intended transferee will acquire no rights to such Common Stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Pursuant to the Charter, the GM Trusts and certain beneficial owners of the holders of Original OP Units who would exceed the Ownership Limit as a result of the exchange of the Original OP Units for Common Stock have been excluded from the ownership limit. These persons may also acquire additional Common Stock through the Company's stock option plan, pursuant to which the Company grants stock options ("Options") from time to time to officers, directors and consultants, the Company's 401(k) plan or a dividend reinvestment plan approved by the Board of Directors, but in no event will such persons be entitled to acquire additional stock such that the five largest beneficial owners of stock of the Company hold more than 50% of the total outstanding stock.

     Any purported transfer of stock that would result in a person owning stock in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares of stock ("Excess Stock"), which will be transferred by operation of law to the Company as trustee for the exclusive benefit of the person or persons to whom the Excess Stock is ultimately transferred, until such time as the intended transferee retransfers the Excess Stock. While shares of Excess Stock are held in trust, the beneficial owners thereof will not be entitled to vote or to share in any dividends or other distributions (except upon liquidation) with respect to such Excess Stock. Subject to the Ownership Limit, the Excess Stock may be retransferred by the intended transferee to any person (if the Excess Stock would not be Excess Stock in the hands of such person) at a price not to exceed the price paid by the intended transferee or, if the intended transferee did not give value for such Excess Stock (e.g., a transfer by gift or devise), the fair market value (as described below) at the time of the proposed transfer that resulted in the Excess Stock, at which point the Excess Stock will automatically be exchanged for the stock to which the Excess Stock is attributable. In addition, such Excess Stock held in trust is subject to purchase by the Company at a purchase price equal to the lesser of the price paid for the stock by the intended transferee (or, in the case of a devise or gift, the fair market value at the time of such devise or gift) and the fair market value of the Excess Stock on the date the Company exercises its right to purchase. Fair market value shall be the last reported sales price of such stock on the NYSE on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price of such stock on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which such stock may be traded, or if not then traded over any exchange or quotation system, then the fair market value of such stock on the relevant date as determined in good faith by the Board of Directors. The Company's right to purchase shall be effective for a period of 90 days after the later of the date of the purported transfer which resulted in the Excess Stock and the date the Board of Directors determines in good faith that such a transfer has occurred. From and after the intended transfer to the intended transferee of the Excess Stock, the intended transferee shall cease to be entitled to distributions (except upon liquidation), voting rights and other benefits with respect to such stock except the right to payment of the purchase price for the stock limited as described above or the retransfer of stock as provided above. Any dividend or distribution paid to a proposed transferee on Excess Stock prior to the discovery by the Company that such stock has been transferred in violation of the provisions of the Charter shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Stock and to hold such Excess Stock on behalf of the Company.

     All certificates representing shares of Common Stock shall bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of stock of the Company must give a written notice to the Company by January 31 of each year. In addition, each stockholder will upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of Common Stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of some or a majority of shares of Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

MARYLAND LAW

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. After five years after any person becomes an Interested Stockholder, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time the Interested Stockholder becomes an Interested Stockholder. The Board of Directors has exempted from these provisions of the MGCL any business combination with Mr. Zell, the holders of Original OP Units, the GM Trusts or the officers of the Company and the officer of RSI who acquired Common Stock in connection with the formation of the Company, and each and every "affiliate" (as defined in the MGCL to be any person that directly or indirectly controls, is controlled by or is under common control with a specified person) of theirs.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services.


                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the Shares sold by the Selling Stockholders nor will any such proceeds be available for use by the Company or otherwise for the Company's benefit.

                              SELLING STOCKHOLDERS

     The Shares issuable upon conversion of the OP Units are being registered by the Company under the terms of certain registration rights agreements dated November 3, 1994 by and between the Company and the OP Unitholders. The Shares issuable upon conversion of the Officer Stock are being registered by the Company under terms of certain subscription agreements dated January 2, 1996 which granted certain registration rights to the holders of such Officer Stock.

     The following table provides the names of each Selling Stockholder and the number of Shares owned or to be owned upon exchange of OP Units, as applicable, by each Selling Stockholder that are being registered hereunder. Since the Selling Stockholders may sell all, some or none of their Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates. If, however, each of the Selling Stockholders were to sell all of the Shares set forth across from its name, the Selling Stockholders would no longer own any Common Stock or OP Units, except as otherwise indicated below. The Selling Stockholders may, however, continue to own Options.

     The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:


                                                     Percent of Total
                                                  ----------------------
               Name             Number of Shares  Shares Outstanding (1)
     -------------------------  ----------------  ----------------------
      Pine Lakes Venture (2)        41,460                 (3)
      Stephen A. Brown              44,914                 (3)
      G. Scott Brown                44,914                 (3)
      Grover C. Brown (4)           44,915                 (3)
      Robert D. Brown               44,914                 (3)
      David A. Helfand (5)          50,000                 (3)
      Thomas P. Heneghan (6)        50,000                 (3)
      Ellen Kelleher (7)            50,000                 (3)
      Gary W. Powell (8)            50,000                 (3)
      Howard Walker (9)             50,000                 (3)
      Thomas H. Keenan (10)          5,000                 (3)
      Peter Underhill (11)           5,000                 (3)
      William Dorsey (12)            5,000                 (3)
      Ronald L. Edmondson (13)       5,000                 (3)
                                   -------
                                   491,117
                                   =======

--------------

(1)  Assumes the issuance of all of the Shares.

(2) Pine Lakes Venture is a general partnership consisting of four partners with equal ownership interests: Stephen A. Brown, G. Scott Brown, Grover
     C. Brown and Robert D. Brown.

(3)  Less than 1%.

(4) Grover C. Brown, Jr. as Trustee under the Separate Property Trust Agreement dated February 12, 1987 for the benefit of Grover C. Brown.

(5) The amount reported represents Officer Stock only. David A. Helfand is President and Chief Executive Officer of the Company. Mr. Helfand also owns 85,107 shares of Common Stock that are not included in the Shares.

(6) The amount reported represents Officer Stock only. Thomas P. Heneghan is Executive Vice President and Chief Financial Officer of the Company. Mr. Heneghan also owns 48,720 shares of Common Stock that are not included in the Shares.

(7) The amount reported represents Officer Stock only. Ellen Kelleher is Executive Vice President of and general counsel to the Company. Ms. Kelleher also owns 37,935 shares of Common Stock that are not included in the Shares.

(8) The amount reported represents Officer Stock only. Gary W. Powell is an Executive Vice President of the Company. Mr. Powell also owns 187,402 shares of Common Stock that are not included in the Shares.

(9) The amount reported represents Officer Stock only. Howard Walker is President of RSI. Mr. Walker also owns 36,720 shares of Common Stock that are not included in the Shares.

(10) The amount reported represents Officer Stock only. Thomas H. Keenan is a Senior Vice President of the Company. Mr. Keenan also owns 71,944 shares of Common Stock that are not included in the Shares.

(11) The amount reported represents Officer Stock only. Peter Underhill is a Regional Vice President of the Company. Mr. Underhill also owns 1,131 shares of Common Stock that are not included in the Shares.

(12) The amount reported represents Officer Stock only. William Dorsey is a Regional Vice President of the Company. Mr. Dorsey also owns 1,471 shares of Common Stock that are not included in the Shares.

(13) The amount reported represents Officer Stock only. Ronald L. Edmondson is a Senior Vice President of the Company. Mr. Edmondson also owns 31,987 shares of Common Stock that are not included in the Shares.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of all material Federal income tax consequences to the Company and its stockholders of the treatment of the Company as a REIT. Since these provisions are highly technical and complex, and because the following discussion is not exhaustive of all possible tax considerations, each prospective purchaser of Common Stock is urged to consult his or its own tax advisor with respect to the Federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the Common Stock. This discussion does not purport to deal with the Federal income or other tax consequences applicable to all investors in light of their particular investment circumstances or to all categories of investors, some of whom may be subject to special rules (including, for example, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE STOCKHOLDER IS ENCOURAGED TO CONSULT WITH HIS OR ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations generally are not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from the use of corporate investment vehicles.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary
corporations.   In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its stockholders would be reduced.

     The Company elected REIT status commencing with its taxable year ended December 31, 1993. In the opinion of Steptoe & Johnson LLP, which has acted as special tax counsel to the Company, the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1993, 1994, 1995 and 1996, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of the Company, the Operating Partnership, the Management Partnerships, the Financing Partnerships, MHC Lending Limited Partnership, RSI, the Management Corporations and the various qualified REIT subsidiaries wholly-owned by the Company (each a "QRS Corporation") (collectively, the Management Partnerships, the Financing Partnerships, MHC Lending Limited Partnership, RSI, the Management Corporations and the QRS Corporations may be referred to herein as the "Subsidiary Entities") and is conditioned upon the accuracy of certain representations made by the Company and the Operating Partnership to Steptoe & Johnson LLP as to certain relevant factual matters, including matters related to (i) the organization, past operation, expected future operation, and assets of the Company, the Operating Partnership and the Subsidiary Entities, and (ii) that certain services rendered are those usually or customarily rendered in connection with the rental of space for occupancy only at particular manufactured home communities. The Company's qualification and taxation as a REIT depend upon (i) the Company having met for each of its taxable years, through actual annual operating and other results, the various requirements under the Code and described in this Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to shareholders, and the diversity of its share ownership, and (ii) the Company's ability to meet such requirements on a continuing basis. Steptoe & Johnson LLP will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership and the Subsidiary Entities, the sources of their income, the nature of their assets, the level of the Company's distributions to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

TAXATION OF THE COMPANY

     General.   In any year in which the Company qualifies as a REIT, in
general it will not be subject to Federal income tax on that portion of its
REIT taxable income or capital gain which is distributed to stockholders.   The
Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which it fails the 75% or the 95% test, multiplied by a fraction intended to reflect its profitability. The Company will also be subject to a tax of 100% on net income from any
"prohibited transaction," as described below.   In addition, if the Company
should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate "alternative minimum tax," as well as tax in certain situations and on certain transactions not presently contemplated. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, the Company must meet, among others, the following requirements:

     Stock Ownership Test.   The Common Stock must be held by a minimum of 100
persons for at least, approximately, 92% of the days in each taxable year
subsequent to 1993.   In addition, at all times during the second half of each
taxable year subsequent to 1993, no more than 50% in value of the capital stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals. The Company believes that it has satisfied both of these tests, and it believes it will continue to do so. In order to ensure compliance with this test, the Company has placed certain restrictions on the transfer of the Common Stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the
actual ownership of its outstanding Common Stock.   In fulfilling its
obligations to maintain records, the Company must demand written statements each year from the record holders of designated percentages of its Common Stock
disclosing the actual owners of such Common Stock.   A list of those persons
failing or refusing to comply with such demand must be maintained as a part of
the Company's records.   A stockholder failing or refusing to comply with the
Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of Common Stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its stock that are intended to assist the Company in continuing to
satisfy the stock ownership requirements.   See "Description of Common
Stock-Restrictions on Transfer."

     Asset Tests.   At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets.
First, at least 75% of the value of the Company's total assets must be represented by "real estate assets" (including any combination of interests in real property, interests in mortgages on real property, and stock in other REITs), cash, cash items and certain government securities. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one issuer (other than an interest in a partnership) or (ii) 10% of the outstanding voting securities of any one issuer (other than an interest in a partnership or stock of a qualified REIT subsidiary or another REIT). Where the Company invests in a partnership, it will be deemed to own a proportionate share of the partnership's assets. The Company's investment in the Properties through its interest in the Operating Partnership will constitute qualified assets for purposes of the 75% asset test.

     The Operating Partnership has not owned and will not own any of the voting stock, but owns 100% of the non-voting stock, of the Management Corporations and RSI. By virtue of its partnership interest in the Operating Partnership, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the stock of the Management Corporations and RSI as described above.

     The Operating Partnership has not owned and will not own more than 10% of the voting securities of the Management Corporations and RSI. In addition, based upon its analysis of the estimated value of the stock of the Management Corporations and RSI owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the stock of the Management Corporations and RSI held by the Operating Partnership together has not and will not exceed 5% of the total value of the

Company's assets. No independent appraisals have been obtained, however, to support this conclusion. This 5% limitation must be satisfied not only on the date that the Company first acquired stock of the Management Corporations and RSI, but also at the end of each quarter in which the Company increases its interest in the Management Corporations and RSI (including as a result of increasing its interest in the Operating Partnership as a result of this offering, and as the holders of OP Units exercise their exchange rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Corporations or RSI.

     The Company's indirect interests as a general partner in the Financing Partnerships and MHC Lending Limited Partnership are held through the QRS Corporations, each of which is organized and operated as a "qualified REIT subsidiary" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of the QRS Corporations will be treated as assets, liabilities and items of the Company. The QRS Corporations therefore will not be subject to Federal corporate income taxation, although they may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each QRS Corporation will not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Gross Income Tests. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its proportionate share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "Federal Income Tax Considerations--Tax Aspects of the Company's Investments in Partnerships--General" below.

     1. The 75% Test. At least 75% of the Company's gross income for each taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property;
(iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on stock in other REITs, as well as gain from the sale of such stock; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of real property acquired at or in lieu of a foreclosure of the mortgage collateralized by such real property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its stock (including Common Stock issued pursuant this offering) during the one-year period following the receipt of such new capital.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% gross income test (or the 95% gross income test described below) if the Company, or a direct or indirect owner of 10% or more of the stock of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not fail to qualify as rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the real property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered for the convenience of the occupant".

     The Company, through the Management Partnerships and RSI (none of which are independent contractors), undertakes certain activities and provides certain services with respect to the Properties and will do the same for any newly acquired manufactured home community properties. The Company believes that such activities and services (i) primarily benefit the Company by maintaining and enhancing occupancy and/or (ii) are activities and services usually or customarily rendered in connection with the rental of space in manufactured home communities in the geographic market in which the particular communities are located and are not services rendered primarily for the convenience of the occupant. Accordingly, the Company believes that the activities of the Management Partnerships and RSI have not caused and will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.

     2. The 95% Test. In addition to the requirement that the Company derive at least 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends (including the Company's share of dividends paid by the Management Corporations or RSI) and interest on any obligations not collateralized by an interest in real property (including interest received on the RSI Note) are included for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Similarly, any payments made on behalf of the Company by a financial institution pursuant to a rate protection agreement are included as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

     For purposes of determining whether the Company complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain dealer property held by the Company for at least four years and excluding foreclosure property. See "Federal Income Tax Considerations--Taxation of the Company--General" and "--Tax Aspects of the Company's Investments in Partnerships-Sale of the Properties."

     The Company's investment in the Properties, through the Operating Partnership and the Financing Partnerships, in major part gives rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the Properties or of the Company's interest in the Operating Partnership or the Financing Partnerships generally qualify under the 75% and 95% gross income tests. The Company believes that income on its other investments, including its indirect investment in the Management Corporations and in RSI, has not resulted in the Company failing the 75% or 95% gross income test for any year, and the Company anticipates that this will continue to be the case. The Company has received a ruling from the Service that interest income received by the Operating Partnership with respect to the RSI Note qualifies for purposes of the 75% gross income test on the condition that the RSI Note constitutes the indebtedness of RSI.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax based upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year, less associated expenses. See "Federal Income Tax Considerations--Taxation of the Company--General."

     3. The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company has not had and does not anticipate that it will have any substantial difficulty in complying with this test. For the purpose of applying the 30% gross income test, the holding period of properties and other assets generally will commence on the date the same are acquired.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, generally is required to make distributions (other than capital gain distributions) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the

Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company has made and intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of non-cash deductions such as depreciation. In order to satisfy the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions of the Code do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to so qualify will not be required and, if made, will not be deductible by the Company. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

     General. The Company holds direct or indirect interests in the Operating Partnership, the Management Partnerships, the Financing Partnerships and MHC Lending Limited Partnership (each individually a "Partnership", and collectively the "Partnerships").

     Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties contributed at the time of the IPO) must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership and the Financing Partnerships were formed by way of contributions of appreciated property. Consequently, the partnership agreements for such Partnerships require such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the contributing partners will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets, than would have been allocated to them if the assets had a tax basis equal to their fair market value at the time of contribution. The allocations will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) as applied by the Company do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements."

     With respect to any Property purchased or to be purchased by any of the Partnerships subsequent to the formation of the Company, such Property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

     Sale of the Properties. The Company's share of any gain realized by a Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, and will have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. See "Federal Income Tax Considerations--Taxation of the Company--General" and "--Gross Income Tests--The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Partnerships have held and intend to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other manufactured home communities and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     General. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income and will not be allowed a dividends received deduction with respect to capital gain dividends. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis included in income as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gains.

     In addition, distributions from the Company and gain from the disposition of shares of Common Stock will not be treated as "passive activity" income and therefore stockholders will not be able to apply losses from "passive activities" to offset such income.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Most tax-exempt employees' pension trusts are not subject to Federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a stockholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock held by such stockholder are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the dividends that they receive from such a REIT as UBTI. The Company, though, has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. Federal income tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than
(i) a citizen or resident of the United States, (ii) a domestic partnership or corporation, (iii) any estate (other than a foreign estate the income of which, from sources without the United States which are not effectively connected with the conduct of a trade or business within the United States, is not includable in gross income under subtitle A of the Code), or (iv) any trust, if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income taxation.

     Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, could affect the U.S. Federal income taxation of distributions by the Company to Non-U.S. Holders. The Proposed Regulations are generally proposed to be effective with respect to payments made after December 31, 1997, subject to certain transition rules. It cannot be predicted at this time whether the Proposed Regulations will become effective as proposed or what modifications, if any, may be made to them. The discussion below does not include a description of the Proposed Regulations. Accordingly, prospective Non-U.S. Holders are urged to consult their tax advisors with respect to the effect the Proposed Regulations may have if adopted.

     Distributions From the Company

     1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company or of the Operating Partnership and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax on a gross basis at the rate of 30% (unless reduced by treaty). Any amounts withheld should be creditable against the Non-U.S. Holder's U.S. Federal income tax liability. In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Common Stock. In cases where the dividend income from a Non-U.S. Holder's investment in Common Stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     2. Non-Dividend Distributions. Distributions by the Company which are not dividends out of the earnings and profits of the Company, and which do not exceed the adjusted basis of the Non-U.S. Holder's Common Stock, will not be subject to U.S. income or withholding tax but rather will reduce the adjusted basis of such Common Stock. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     To the extent such a distribution exceeds the adjusted basis of a Non-U.S. Holder's Common Stock, it will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his Common Stock as described below.

     3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties beneficially owned by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. Federal income tax at the rate applicable to U.S. individuals or corporations (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% (unless reduced by treaty) of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Any amounts withheld should be creditable against the Non-U.S. Holder's U.S. Federal income tax liability. Distributions subject to

FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Dispositions of Common Stock. Unless the Common Stock constitutes a USRPI, a sale of Common Stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Common Stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Holders. The Company believes that it has been and anticipates that it will continue to be a domestically controlled REIT, and therefore that the sale of Common Stock by a Non-U.S. Holder will not be subject to taxation under FIRPTA. Because the Common Stock will be publicly traded, however, no assurance can be given that the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Common Stock generally still will not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the Common Stock is "regularly traded" (as defined by applicable U.S. Treasury Department regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding Common Stock at all times during a specified testing period.

     If gain on the sale of Common Stock were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Common Stock could be required to withhold 10% of the purchase price and remit such amount to the Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in Common Stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

OTHER TAX CONSIDERATIONS

     The Management Corporations and RSI. A portion of the cash to be used by the Operating Partnership to fund distributions to its partners, including the Company, comes from the Management Corporations and RSI through payments of interest on the RSI Note and dividends on the non-voting stock of these entities which is held by the Operating Partnership. The Management Corporations and RSI pay Federal and state income tax at the full applicable corporate rates. The Management Corporations and RSI will attempt to minimize the amount of such taxes, but there can be no assurance regarding whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Corporations and RSI are required to pay Federal, state or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

     State and Local Taxes. The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

                              PLAN OF DISTRIBUTION


     This Prospectus relates to the offer and sale from time to time by the holders of up to (i) 221,117 shares of Common Stock that may be issued by the Company to the OP Unitholders in exchange for their OP Units and (ii) 270,000 shares of Officer Stock by certain officers of the Company and its affiliates. The Company has registered the Shares for sale pursuant to certain registration rights agreements, but registration of the Shares does not necessarily mean that any of the Shares will be offered for sale or sold by the Selling Stockholders.

     The Company will not receive any of the proceeds from the sale of any Shares by the Selling Stockholders; however, the Company will receive the OP Units held by the OP Unitholders and thereby increase its ownership interest in the Operating Partnership upon the issuance of any Shares in exchange therefor.

     The distribution of the Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     Under agreements that may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Shares may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

     The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name or names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any other required information.

     The sale of the Shares by the Selling Stockholders may also be effected from time to time by selling the Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Stockholders or may purchase from the Selling Stockholders all or a portion of the Shares as principal, and any such sale may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Common Stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

     The Shares may also be sold in one or more of the following transactions:
(i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such Shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Shares which is not expected to exceed that customary in the types of transactions involved.

     In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     All expenses incident to the offering and sale of the Shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents, shall be paid by the Company. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors and for the years ended December 31, 1995 and 1994, have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Ballard Spahr Andrews and Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law. Certain tax matters will be passed upon by Steptoe & Johnson LLP.

     Sheli Z. Rosenberg, a principal of Rosenberg & Liebentritt, P.C., owns 8,576 shares of Common Stock and an economic interest in 11,530 Original OP Units. In addition, Ellen Kelleher, an executive vice president of and general counsel to the Company, is of counsel to Rosenberg & Liebentritt, P.C., and David W. Fell, associate general counsel to the Company, is of counsel to Rosenberg & Liebentritt, P.C. Officers and associates of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding shares of Common Stock.

================================================================================

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY OR THE SELLING STOCKHOLDERS.   THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                      TABLE OF CONTENTS


                                                         Page
                                                         ----
Available Information....................................   2
Incorporation of Certain Documents by Reference..........   2
The Company..............................................   3
Risk Factors.............................................   4
Description of Common Stock..............................   9
Use of Proceeds..........................................  11
Selling Stockholders.....................................  12
Federal Income Tax Considerations........................  14
Plan of Distribution.....................................  22
Experts..................................................  23
Legal Matters............................................  23





                                491,117 SHARES

                              MANUFACTURED HOME

                              COMMUNITIES, INC.

                                 COMMON STOCK

                               ---------------

                                  PROSPECTUS

                               ---------------


                              ___________, 1997




================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth those expenses for distribution to be incurred in connection with the issuance and distribution of the securities being registered.


        Registration Fee....................................$  3,215
        Printing and Duplicating Expenses..................... 3,000
        Legal Fees and Expenses.............................. 30,000
        Accounting Fees and Expenses.......................... 6,000
        Miscellaneous.......................................   2,785
                                                            --------
        Total...............................................$ 45,000
                                                            ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Company contains such a provision which limits such liability to the maximum extent permitted by the MGCL.

     The Charter of the Company authorizes it to obligate itself to indemnify its present and former officers and directors and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by the laws of Maryland. The Bylaws of the Company obligate it to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law from time to time. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as conditions to advancing expenses, to obtain (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the applicable Bylaws and (ii) a written agreement by him or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Bylaws of the Company and each of its corporate Subsidiaries and the partnership agreements for each of the partnership Subsidiaries also permit the Company to provide indemnification and advance of expenses to a present or former director or officer who served a predecessor of the Company in such capacity, and to any employee or agent of the Company or a predecessor of the Company. Finally, the MGCL requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

     The partnership agreements of the Operating Partnership, the Management Partnerships and the Financing Partnerships also provide for indemnification of the Company and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Charter, and limits the liability of the Company and its officers and directors to the Operating Partnership, the Management Partnerships and the Financing Partnerships and their respective partners to the same extent the liability of the officers and directors of the Company to the Company and its stockholders is limited under the Company's Charter.

ITEM 16.  EXHIBITS


4.1-   -    Amended and Restated Articles of Incorporation of Manufactured Home
            Communities, Inc. (incorporated by reference to Exhibits 3.1 and
            3.2 to Registrant's Registration Statement on Form S-11 (File No.
            33-55994))
4.2-   -    Bylaws of Manufactured Home Communities, Inc. (incorporated by reference to Exhibit 3.3 to Registrant's Registration Statement on
            Form S-11 (File No. 33-55994))
4.3-   -    Second Amended and Restated MHC Operating Limited Partnership
            Agreement of Limited Partnership dated as of March 15, 1996
            (incorporated by reference to Exhibit 10.1 to Registrant's
            Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed August 12, 1996)
4.4*   -    Form of Registration Rights and Lock-Up Agreement between the
            Company and the holders of OP Units
4.5    -    Form of Subscription Agreement between the Company and certain members of management of the Company (incorporated by reference to
            Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for
            the quarter ended March 31, 1996, filed May 10, 1996)
5.1*   -    Opinion of Rosenberg & Liebentritt, P.C. regarding legality
8.1*   -    Opinion of Steptoe & Johnson LLP regarding certain tax matters
23.1*  -    Consent of Ernst & Young, LLP
23.2*  -    Consent of Coopers & Lybrand L.L.P.
23.3   -    Consent of Rosenberg & Liebentritt, P.C. (included in Exhibit 5.1)
23.4   -    Consent of Steptoe & Johnson LLP (included in Exhibit 8.1)
24*    -    Powers of Attorney (included on Page II-4)

---------------
*    Filed herewith.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3)
                of the Securities Act of 1933;

                     (ii) To reflect in the prospectus any facts or events
                arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                     (iii) To include any material information with respect to
                the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the Securities offered herein, and the offering of such Securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 16, 1997.

                                   MANUFACTURED HOME COMMUNITIES, INC.


                                   By:  /s/ David A. Helfand
                                        ----------------------------------------
                                        David A. Helfand, President and
                                        Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below, hereby constitutes and appoints David A. Helfand and Sheli Z. Rosenberg, or either of them, his attorneys-in-fact and agents, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith or in connection with the registration of the Securities under the Exchange Act, with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of such attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name                       Title                                  Date
----                       -----                                  ----

/s/ Samuel Zell
-------------------------  Chairman of the Board                  April 16, 1997
Samuel Zell

/s/ David A. Helfand       Chief Executive Officer, President
-------------------------  and Director                           April 16, 1997
David A. Helfand

/s/ Thomas P. Heneghan     Executive Vice President and Chief
-------------------------  Financial Officer                      April 16, 1997
Thomas P. Heneghan

/s/ Judy A. Pultorak
-------------------------  Principal Accounting Officer           April 16, 1997
Judy A. Pultorak

/s/ Timothy H. Callahan
-------------------------  Director                               April 16, 1997
Timothy H. Callahan

/s/ Sheli Z. Rosenberg
-------------------------  Director                               April 16, 1997
Sheli Z. Rosenberg

/s/ Donald S. Chisholm
-------------------------  Director                               April 16, 1997
Donald S. Chisholm

/s/ Michael A. Torres
-------------------------  Director                               April 16, 1997
Michael A. Torres

/s/ Thomas E. Dobrowski
-------------------------  Director                               April 16, 1997
Thomas E. Dobrowski

/s/ Louis H. Masotti
-------------------------  Director                               April 16, 1997
Louis H. Masotti

/s/ Gary Waterman
-------------------------  Director                               April 16, 1997
Gary Waterman

/s/ John F. Podjasek, Jr.
-------------------------  Director                               April 16, 1997
John F. Podjasek, Jr.

                                 EXHIBIT INDEX


   Exhibit                       Exhibit
   Number                      Description
   -------                     -----------

   4.1 Amended and Restated Articles of Incorporation of Manufactured Home Communities, Inc.
          (incorporated by reference to Exhibits 3.1 and 3.2 to Registrant's Registration Statement on
          Form S-11 (File No. 33-55994))

   4.2    Bylaws of Manufactured Home Communities, Inc.
          (incorporated by reference to Exhibit 3.3 to Registrant's Registration Statement on Form S-11
          (File No. 33-55994))

   4.3    Second Amended and Restated MHC Operating Limited
          Partnership Agreement of Limited Partnership dated as of March 15, 1996 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 filed August 12, 1996)

   4.4* Form of Registration Rights and Lock-Up Agreement between the Company and the holders of OP Units

   4.5 Form of Subscription Agreement between the Company and certain members of management of the Company (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed May 10, 1996)

   5.1* Opinion of Rosenberg & Liebentritt, P.C. regarding legality

   8.1* Opinion of Steptoe & Johnson LLP regarding certain tax matters

   23.1*  Consent of Ernst & Young, LLP

   23.2*  Consent of Coopers & Lybrand L.L.P.

   23.3   Consent of Rosenberg & Liebentritt, P.C. (included in
          Exhibit 5.1)

   23.4   Consent of Steptoe & Johnson LLP (included in
          Exhibit 8.1)

   24*    Powers of Attorney (included on Page II-4)

------------
*    Filed herewith.